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                                THE UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            Heritage Bankshares, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42721M-10-1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)
               Philip W. Wyne, 3486 Gamage Road, Norfolk, VA 23518
                                 (757) 859-6947
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 18, 2002
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP No. 42721M-10-1

--------------------------------------------------------------------------------

          1.      Name of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                           Philip W. Wyne
--------------------------------------------------------------------------------

          2.      Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)           X
                           -----------

                  (b)
                           -----------
--------------------------------------------------------------------------------

          3.      SEC Use Only

--------------------------------------------------------------------------------

          4.      Source of Funds (See Instructions)      PF

--------------------------------------------------------------------------------

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________

--------------------------------------------------------------------------------

          6.      Citizen or Place or Organization      United States of America

--------------------------------------------------------------------------------

                  7.       Sole Voting Power         0
                  --------------------------------------------------------------
Number of
Shares Bene-      8.       Shared Voting Power       39,215
Ficially by       --------------------------------------------------------------
Owned by Each
Reporting         9.       Sole Dispositive Power    0
Person With       --------------------------------------------------------------

                  10.      Shared Dispositive Power  38,715
--------------------------------------------------------------------------------

          11.     Aggregate Amount Beneficially Owned by Each Reporting
                  Person        39,215

--------------------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______

--------------------------------------------------------------------------------

          13.     Percent of Class Represented by Amount in row (11)      5.01%

--------------------------------------------------------------------------------

          14.     Type of Reporting Person (See Instructions)

                         Individual
--------------------------------------------------------------------------------

CUSIP No. 42721M-10-1
--------------------------------------------------------------------------------

          1.      Name of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Rose M. Wyne
--------------------------------------------------------------------------------

          2.      Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)           X
                           -----------

                  (b)
                           -----------
--------------------------------------------------------------------------------

          3.      SEC Use Only

--------------------------------------------------------------------------------

          4.      Source of Funds (See Instructions)      PF

--------------------------------------------------------------------------------

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________

--------------------------------------------------------------------------------

          6.      Citizen or Place or Organization      United States of America

--------------------------------------------------------------------------------


                  7.       Sole Voting Power         0
                  --------------------------------------------------------------
Number of
Shares Bene-      8.       Shared Voting Power       38,715
Ficially by       --------------------------------------------------------------
Owned by Each
Reporting         9.       Sole Dispositive Power    0
Person With       --------------------------------------------------------------

                  10.      Shared Dispositive Power  38,715

--------------------------------------------------------------------------------
          11.     Aggregate Amount Beneficially Owned by Each Reporting
                  Person      38,715

--------------------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______

--------------------------------------------------------------------------------

          13.     Percent of Class Represented by Amount in row (11)      4.94%

--------------------------------------------------------------------------------

          14.     Type of Reporting Person (See Instructions)

                      Individual
--------------------------------------------------------------------------------

CUSIP No. 42721M-10-1
--------------------------------------------------------------------------------

          1.      Name of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  William R. Reid
--------------------------------------------------------------------------------

          2.      Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)           X
                           -----------

                  (b)
                           -----------
--------------------------------------------------------------------------------

          3.      SEC Use Only

--------------------------------------------------------------------------------

          4.      Source of Funds (See Instructions)      PF
--------------------------------------------------------------------------------

          5.      Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) ________
--------------------------------------------------------------------------------

          6.      Citizen or Place or Organization      United States of America
--------------------------------------------------------------------------------

                  7.       Sole Voting Power         0
                  --------------------------------------------------------------
Number of
Shares Bene-      8.       Shared Voting Power       500
Ficially by       --------------------------------------------------------------
Owned by Each
Reporting         9.       Sole Dispositive Power    0
Person With       --------------------------------------------------------------

                  10.      Shared Dispositive Power  500
--------------------------------------------------------------------------------

          11.     Aggregate Amount Beneficially Owned by Each Reporting
                  Person      500

--------------------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______

--------------------------------------------------------------------------------

          13.     Percent of Class Represented by Amount in row (11)
                  less than 0.01%

--------------------------------------------------------------------------------

          14.     Type of Reporting Person (See Instructions)

                      Individual
--------------------------------------------------------------------------------

CUSIP No. 42721M-10-1
--------------------------------------------------------------------------------

          1.      Name of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Philip Wirth Wyne Trust
--------------------------------------------------------------------------------

          2.      Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)           X
                           -----------

                  (b)
                           -----------
--------------------------------------------------------------------------------

          3.      SEC Use Only

--------------------------------------------------------------------------------

          4.      Source of Funds (See Instructions)      PF

--------------------------------------------------------------------------------

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________

--------------------------------------------------------------------------------

          6.      Citizen or Place or Organization         Virginia
--------------------------------------------------------------------------------

                  7.       Sole Voting Power         0
                  --------------------------------------------------------------
Number of
Shares Bene-      8.       Shared Voting Power       24,300
Ficially by       --------------------------------------------------------------
Owned by Each
Reporting         9.       Sole Dispositive Power    0
Person With       --------------------------------------------------------------

                  10.      Shared Dispositive Power  24,300
--------------------------------------------------------------------------------

          11.     Aggregate Amount Beneficially Owned by Each Reporting
                  Person      24,300

--------------------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______

--------------------------------------------------------------------------------

          13.     Percent of Class Represented by Amount in row (11)      3.10%

--------------------------------------------------------------------------------

          14.      Type of Reporting Person (See Instructions)

                      Other
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This statement relates to the Common Stock of Heritage Bankshares, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 200 E. Plume Street, Norfolk, Virginia 23510.


Item 2.  Identity and Background

         Philip W. Wyne is the owner of Wyne Realty, the business address of which is 4661 S. Cape Henry Ave., Norfolk, Virginia 23502. Wyne Realty is engaged in real estate sales, development and construction. Rose M. Wyne is the spouse of Philip W. Wyne, and is not employed outside the home. The residence address of Philip W. and Rose M. Wyne is 3486 Gamage Road, Norfolk, Virginia 23518.

         William R. Reid is the son-in-law of Philip W. and Rose M. Wyne. His address is 1459 Braden Crescent, Norfolk, VA 23502. He is employed by United Way of South Hampton Roads, Inc., which is engaged in charitable endeavors. The address of United Way of South Hampton Roads is 2515 Walmer Avenue, Norfolk 23513.

         The Philip Wirth Wyne Trust is a trust the sole trustees of which are Philip W. Wyne and Rose M. Wyne. The address of the Trust is 3486 Gamage Road, Norfolk, Virginia 23518.

         Each of the individuals listed above is a citizen of the United States of America. None of them have, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the parties listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         Mr. and Mrs. Wyne, Mr. Reid and the Trust are referred to collectively herein as the Wynes.

Item 3.  Source and Amount of Funds or Other Consideration

         All the shares of Common Stock to which this filing relates were purchased with personal funds of the Wynes.

Item 4.  Purpose of Transaction

         The Wynes have acquired the securities for investment purposes. None of the Wynes have any plans or proposals of the type listed in the instructions to this item.

Item 5.  Interest in Securities of the Issuer

         The Wynes together beneficially own 39,215 shares or 5.01% of the Issuer's Common Stock. Philip W. Wyne and Rose M. Wyne own 11,915 shares as joint tenants with the right of survivorship, as to which they share voting, investment and dispositive power. Rose M. Wyne also owns 2,500 shares in her individual name, and these shares are subject to an informal understanding with Philip W. Wyne that permits him to share voting, investment and dispositive power. William R. Reid holds 500 shares in an individual retirement account, and has an informal understanding with Philip W. Wyne that Philip W. Wyne will share voting (but not dispositive) power with respect to these shares. The Philip Worth Wyne Trust holds 24,300 shares. Philip W. Wyne and Rose M. Wyne are the sole trustees of this Trust and share voting and dispositive power over these shares.

         The Wynes engaged in the following purchases of the Common Stock during the sixty (60) days prior to the date of this filing:

-------------------------------------------------------------------------------------------
            Number                     Type of
  Date    of Shares   Price          Transaction                      Purchaser
-------------------------------------------------------------------------------------------
10/16/02    2,500     $18.00    Privately negotiated purchase   Rose M. Wyne
-------------------------------------------------------------------------------------------
11/6/02     400       $19.50    OTC market transaction          Philip Worth Wyne Trust
-------------------------------------------------------------------------------------------
11/15/02    400       $19.70    OTC market transaction          Philip Worth Wyne Trust
-------------------------------------------------------------------------------------------
11/18/02    500       $19.90    OTC market transaction          Philip Worth Wyne Trust
-------------------------------------------------------------------------------------------
11/18/02    350       $19.90    OTC market transaction          Philip Worth Wyne Trust
-------------------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in response to Item 5 above, there are no contracts, arrangements or understandings among any of the persons named in Item 2 with respect to any securities of the Issuer. The arrangements with respect to shared voting and dispositive power over the shares subject to this schedule are described in Item 5.

Item 7.  Material to Be Filed as Exhibits

         N/A

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


November 26, 2002                            /s/ Philip W. Wyne
------------------                          ----------------------------
Date                                             Philip W. Wyne

November 26, 2002                            /s/ Rose M. Wyne
------------------                          ----------------------------
Date                                             Rose M. Wyne

November 26, 2002                            /s/ William R. Reid
------------------                          ----------------------------
Date                                             William R. Reid


                                            PHILIP WORTH WYNE TRUST

November 26, 2002                           By: /s/ Philip W. Wyne
------------------                             -------------------------
Date                                        Name: Philip W. Wyne
                                            Trustee

                                    EXHIBIT A

                     AGREEMENT TO FILE SCHEDULES 13D JOINTLY

         Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of Heritage Bankshares, Inc., which Schedule 13D relates as to each of them to the same securities, one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

         Date this 26th day of November, 2002.

November 26, 2002                            /s/ Philip W. Wyne
----------------------                      ----------------------------
Date                                               Philip W. Wyne

November 26, 2002                            /s/ Rose M. Wyne
----------------------                      ----------------------------
Date                                               Rose M. Wyne

November 26, 2002                            /s/ William R. Reid
----------------------                      ----------------------------
Date                                               William R. Reid


                                            PHILIP WORTH WYNE TRUST

November 26, 2002                           By: /s/ Philip W. Wyne
------------------                             -------------------------
Date                                        Name: Philip W. Wyne
                                            Trustee